Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

August 31, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Bret Johnson

Re:	Essex Rental Corp. Form l0-K for Fiscal Year Ended December 31, 2008 File No. 0-52459

Dear Mr. Johnson:

Set forth below is the response on behalf of Essex Rental Corp. (“Essex”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated August 18, 2009 (the “Comment Letter”), concerning Essex’s Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended December 31, 2008.  In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to Essex.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.
We note your response to prior comment 1. Please provide a supplemental legal analysis as to why you believe you were a smaller reporting company for purposes of your 2008 periodic reporting obligations.  Please refer to Item 10(f)(l)(i) of Regulation S-K. We may have further comments.

Response: We believe that Essex qualified as a smaller reporting company for purposes of its 2008 periodic reporting obligations based on its status as a “small business issuer” (as such term was defined in Item 10 of Regulation S-B) as of February 4, 2008 (the “SRC Effective Date”), the effective date of the rule amendments adopted in connection with the Commission’s Smaller Reporting Company Regulatory Relief and Simplification release (Release Nos. 33-8876; 34-56994; 39-2451; File No. S7-15-07) (the “Smaller Reporting Company Release”).  The General Transition Provisions set forth in the Smaller Reporting Company Release provide that small business issuers as of the SRC Effective Date were “deemed to qualify as smaller reporting companies and need not make [the calculation of their public float].”  In accordance with Rule 12b-2 of the Exchange Act and Item 10 of Regulation S-K, as a smaller reporting company, Essex was not required to transition to the larger reporting company regime until it filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

Bret Johnson
August 31, 2009

Item 7. MD&A

Liquidity and Capital Resources, page 38

2.
We note your response to our prior comment 6.  Please be advised that Section IV of Release No. 33-8350 indicates that a purpose of the liquidity and capital resources section of MD&A is to discuss the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements and analyze known trends and uncertainties.  Based on the nature of your business, we believe you should provide a quantified discussion of your actual and anticipated capital expenditures in future filings even if trends are consistent from period to period. Also, please confirm to us that you will provide a tabular presentation of contractual obligations in future filings since you are not a smaller reporting company.

Response:  In future filings with the Commission, we will provide a quantified discussion of our actual and anticipated capital expenditures, including rental equipment, for the next fiscal year even if trends are consistent from period to period.

We hereby confirm that in future filings with the Commission, we will provide a tabular presentation of contractual obligations required by Item 303(a)(5) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page F-20

3.
We appreciate the information you provided us supplementally in your response to our prior comment 12. We believe you should fully explain the facts and circumstances that lead to the goodwill impairment. It appears to us that, at a minimum, your disclosures should:

•	Quantify and discuss the original assumptions used to negotiate the purchase price of Essex Holdings;
•	Address when the purchase price was negotiated and discuss how and why the company believed the purchase price was still appropriate at October 31, 2008;
•	Address the allocation of the purchase price to the assets and liabilities acquired;
•	Quantify and discuss the assumptions used to determine that goodwill was impaired at December 31, 2008;
•	Explain the reasons for changes in assumptions that occurred during the two months ended December 31, 2008; and
•	Quantify the fair market value of a potential target that was required based on the initial SPAC offering and quantify the fair market value of Essex Holdings based on the purchase price.

Please provide us your proposed disclosures supplementally.

Bret Johnson
August 31, 2009

Response: In future relevant filings with the Commission, we would propose including the following disclosure in Management’s Discussion and Analysis and the notes to the Company’s financial statements which discuss the Essex acquisition and resulting Goodwill and Other Intangible Assets.  We will change all references to pre-codification accounting literature in our disclosure below to the new codification references in future filings:

The purchase price of the Holdings acquisition was negotiated during fourth quarter of 2007 and the first quarter of 2008 and was agreed upon on March 6, 2008, the date the purchase agreement was signed.  The purchase agreement provided for a purchase price of $210 million, subject to adjustment at and after the closing date based on Essex’s working capital at closing and crane purchases and sales by Essex prior to the closing date.  The adjusted purchase price as of the closing date was $215.5 million.

The Company based its purchase price negotiations on its estimates of the enterprise value of Holdings, which in turn were based on Holdings’ historical and projected revenue and earnings before interest, taxes, depreciation and amortization (EBITDA), which were provided by the sellers.  The Company’s financial advisor determined that the purchase price was fair to the Company from a financial point of view using three methodologies: (i) an analysis of expected discounted future cash flows, (ii) an analysis of comparable public companies, wherein the advisor analyzed the purchase price utilizing EBITDA and earnings before interest and taxes (EBIT) multiples of comparable public companies; and (iii) an analysis of comparable transactions, wherein the advisor analyzed the purchase price utilizing EBITDA and EBIT multiples of transactions the advisor believed were comparable to the Holdings acquisition.

For additional information regarding the assumptions used to negotiate the purchase price and the analysis performed by our financial advisor, please see the sections of Essex’s Definitive Proxy Statement, filed with the Commission on October 8, 2008, entitled “THE ACQUISITION PROPOSAL – Background of the Acquisition” (beginning on page 43) and “THE ACQUISITION PROPOSAL – Fairness Opinion” (beginning on Page 49).

The Company’s management continued to believe that the negotiated purchase price was fair as of the October 31, 2008 closing date given the financial results of Holdings through September 30, 2008, which were consistent with the projections evaluated by the Company’s management (and the financial advisor that provided a fairness opinion) when originally analyzing the enterprise value of Holdings and negotiating the purchase price.

Under the terms of its initial public offering, the Company’s initial business combination was required to be with a business whose fair market value was at least equal to 80% of the Company’s net assets on the acquisition date.  The fairness opinion obtained by the Company’s board of directors in connection with the acquisition included an opinion that the fair market value of Holdings satisfied the “80% test”, based on the maximum net asset value of the Company, which the financial advisor determined to be approximately $155.0 million based on the Company’s book value as of September 30, 2007 of approximately $79.8 million and approximately $75.2 million in contingent capital representing the aggregate exercise price of the Company’s outstanding warrants that would become exercisable following the closing of a business combination.

Bret Johnson
August 31, 2009

As of December 31, 2008, the Company allocated the finally adjusted purchase price of Holdings or $225.3 million, including related includable transaction expenses, to the Balance Sheet including the assets acquired and liabilities assumed as follows:

•	The book value of cash, prepaid assets, accounts receivable, other assets, accounts payable and accrued expenses were determined to approximate their fair value due to their short term nature

•	An experienced and qualified third party assisted in the valuation of the Company’s rental equipment and property and equipment based on assumptions provided by management.

•	An experienced and qualified third party assisted in the valuation of intangible assets including customer relationship intangible and trademark based in part on assumptions provided by management.

•
The fair value of Retained Interest was based on the amount of additional cash that was initially agreed to be paid to the sellers, but instead was foregone by its officers in exchange for 632,111 shares of common stock.  The fair value of $7.90 per common share was based on the estimated cash in trust as of the acquisition closing date on a per share basis and approximated the Essex Rental Corp common stock price on the acquisition agreement date.

•	The fair value used for the common stock issued in exchange for investment banking services was based on the Essex Rental Corp stock price on the acquisition closing date.

•	The remaining excess purchase price paid over the net assets acquired was recorded as goodwill in accordance with FAS 141 which included transaction costs incurred.

As required under paragraphs 16 and 26 of Statement of Financial Accounting Standards (FAS) No. 142 “Goodwill and Other Intangible Assets”, the Company was required to consider various triggering events that could indicate that its fair value had fallen below its book value as of December 31, 2008 which could result in the recognition of an impairment loss.  Management determined that the 35.3% decline in its stock price from $6.95 on October 31, 2008, the date of the acquisition, to $4.50 at December 31, 2008 was a triggering event that required further analysis.  The decline in stock price resulted in the Company’s market capitalization being less than the book value of equity for the month of December 2008, which management considered an extended period of time. As such, the Company engaged an experienced and qualified third party to perform a valuation in accordance with step 1 of the impairment test under paragraph 19 of FAS 142 using management’s assumptions discussed below.  Based on the results of the valuation performed, in accordance with step 2 of the impairment test under paragraph 20 of FAS 142, the fair value of the equity of the Company single reporting unit was estimated at approximately $49.7 million, compared to book value of equity of approximately $86.9 million.  Since the book value of equity exceeded its fair value by more than the amount of the goodwill recorded at December 31, 2008, all of the goodwill was deemed to be impaired resulting in a loss of approximately $23.9 million recognized in the Company’s statement of operations for the year ended December 31, 2008.

Bret Johnson
August 31, 2009

As required under FAS 142, the Company considered all financial information available through February 2009 as required in refining its assumptions used to perform the valuation including its declining revenues, gross margin, a declining backlog and other financial information in determining its forecast of future revenues, gross margin, EBITDA and EBIT.  These forecast assumptions were significantly worse than those utilized in determining the purchase price in March 2008 (which management also considered appropriate as of the October 31, 2008 acquisition date) due to the rapidly declining economy and the credit crisis during November and December 2008 which continued into the first quarter of 2009 at which time it began negatively effecting our business.  In addition to reduced forecast assumptions, there was also a decline in other market based measures, including the EBITDA median multiple of comparable public companies, which were brought on by the rapidly declining economy and credit crisis.

Note 15. Summarized Quarterly Financial Data, page F-37

4.
We note your response to our prior comment 18.  Please confirm to us that you will disclose gross profits in selected quarterly financial data in future filings  since you are not a smaller reporting company.

Response:  We hereby confirm that in future filings with the Commission Essex will disclose the information required by Item 302 of Regulation S-K, including gross profits, in selected quarterly financial data.

In submitting this comment response letter, Essex has authorized me to acknowledge on its behalf that (i) Essex is responsible for the adequacy and accuracy of the disclosure in the Annual Report, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Essex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bret Johnson
August 31, 2009

If you have any questions regarding any of our responses or Essex’s Annual Report, please feel free to call me (212-940-8873).

Sincerely yours,

/s/ Todd J. Emmerman
Todd J. Emmerman